DELOITTE CORPORATE FINANCE LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF MAY 31, 2022

	2022
ASSETS	
Cash and cash equivalents	$ 64,937,893
Accounts receivable — advisory services, net	2,191,960
Prepaid assets	120,360
Deferred costs (Note 1)	5,435,567
Goodwill (Note 1)	16,667,959
TOTAL ASSETS	$ 89,353,739
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 114,774
Deferred revenue (Note 1)	5,435,567
Accounts payable — related entity (Note 2)	165,675
TOTAL LIABILITIES	5,716,016
MEMBER'S EQUITY	83,637,723
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 89,353,739

See notes to financial statements.